FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2010

Commission File Number 1-11130

(Translation of registrant’s name into English)

54, rue La Boétie

75008 Paris — France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furrnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____

Paris, November 4, 2010

Press release

Back to revenue growth and positive net profit

Rising demand for new technologies in all geographies

Full-year 2010 outlook maintained

KEY NUMBERS FOR THE THIRD QUARTER 2010

•

Revenues of Euro 4.074 billion, up 10.5% year-over-year, up 6.8% sequentially

•

Adjusted[2] gross profit of Euro 1.377 billion or 33.8% of revenues

•

Adjusted[2] operating income[1] of Euro 61 million or 1.5% of revenues

•

Operating cash flow[3] of Euro 193 million

•

Net (debt)/cash of Euro (190) million as of September 30, 2010

EXECUTIVE COMMENTARY

Ben Verwaayen, CEO, commented:

“I am pleased with the good progress made in our transformation journey, highlighted with healthy sales and improved profitability this quarter. Our solutions are recording strong traction with our customers as evidenced by a book to bill ratio up from the year ago period, and a growing share of our next generation product sales. From a geographic standpoint, on top of the established strong dynamic in North America, we experienced good growth in India, China and Russia fuelled by our recent contracts wins and better market conditions. We improved our overall profitability sequentially and year over year even though our product and geographic mix was less favourable than in the second quarter of 2010.”

He added:

“Operational excellence and reduced organizational complexity remain our key focus in order to better convert top line momentum into profit and cash-flow.

Driven by the strong momentum of our product portfolio, we anticipate a significant sequential increase in our top line in the fourth quarter. This, combined with our actions on costs, will lead to a strong leverage effect at the operating profit level. We maintain our full year outlook.”

KEY HIGHLIGHTS

•

Third quarter revenue increased 10.5% year-over-year and increased 6.8% sequentially to Euro 4.074 billion. At constant currency exchange rates and perimeter, revenue increased 2.9% year-over-year and increased 6.8% sequentially. Networks saw a year-over-year single-digit increase in revenue, driven by an acceleration of growth in IP and wireless, partly offset by a decline in wireline networks. Terrestrial optics revenues were almost stable this quarter. Applications revenues were stable both for Networks applications and Enterprise applications. Services revenues grew at a low single digit rate with good performance this quarter for Managed & Outsourcing solutions. From a geographic standpoint, traction remained strong in North America with a double digit rate of growth and sales trends improved in all other regions of the world, especially with Asia Pacific and Eastern Europe growing at mid single digit rates. Specifically, growth in India and Russia was significant, and resumed in China this quarter.

•

Adjusted2 operating1 income of Euro 61 million or 1.5% of revenue. Adjusted gross margin came in at 33.8% of revenue for the quarter, compared to 33.4% in the year ago quarter and 36.1% in the second quarter 2010. The year-over-year increase in gross margin was driven by the product/geographic mix. The sequential decrease in the gross margin was driven by a change in geographical and product mix, the latter being mainly related to less software upgrades recorded in the third quarter than in the second quarter. Operating expenses decreased 0.7% year-over-year at constant currency and increased 5.9% on a reported basis due to the rise of the US dollar. On a sequential basis, operating expenses at constant currency decreased by 2.0% and decreased by 2.4% as reported, reflecting a decrease in SG&A due to our initiatives on costs.

•

Reported net income (group share) of Euro 25 million or Euro 0.01 per share. This includes a one-time gain related to post-retirement benefit plan amendment of Euro 30 million pre-tax and to Euro 18 million after tax. Purchase Price Adjustments amounted to Euro 72 million pre-tax and to Euro 43 million after tax.

•

Net (debt)/cash of Euro (190) million, versus Euro 107 million as of June 30, 2010. The sequential decrease in net cash of Euro 297 million primarily reflects restructuring cash outlays of Euro (73) million, contribution to pensions and OPEB of Euro (56) million and capital expenditures of Euro (184) million which offset positive operating cash flow of Euro 193 million. The positive operating cash flow results from the level of adjusted operating profit offset by an increase in operating working capital requirements of Euro 82 million.

•

Funded status of Pensions and OPEB of Euro (1,409) million at end of September, compared to Euro (1,802) million as of June 30, 2010. Excluding currency impact, the sequential narrowing in the deficit mainly results from an increase of the fair value of the plan assets for 1,229 million offset by the increase of our obligations for 1,106 million due to the decrease in the discount rates used for pensions and post-retirement healthcare plans. The net effect of currency changes on the fair value of the plan assets and on our obligations is positive Euro 109 million. On December 1, 2010, we intend to transfer approximately 6,300 participants from the U.S. occupational pension plans to the U.S. management pension plan. We expect to transfer about US$ 810 million in assets and between US$ 520 million and US$ 490 million in obligations, depending of the discount rate methodology ultimately chosen for the January 1, 2010 funding valuation, and thereby improve the funded status of the U.S. management pension plan by about US$ 290 million to US$ 320 million at the time of the transfer. See note 23 of Alcatel-Lucent’s condensed consolidated financial statements at September 30, 2010 for more details.

OUTLOOK

Alcatel-Lucent maintains its outlook for 2010. While our supply chain is still experiencing capacity constraints, the demand for telecommunications equipment and related services is recovering due to booming data traffic and the need to increase network efficiency. Therefore:

•

For 2010, Alcatel-Lucent continues to expect nominal growth (defined as between 0% and 5%) for the telecommunications equipment and related services market.

•

For 2010, Alcatel-Lucent aims to reach an adjusted operating margin in the low to mid single-digit range (defined as between 1% and 5%).

REPORTED RESULTS

In the third quarter, the reported net income (loss) (group share) was Euro 25 million or Euro 0.01 per diluted share (USD 0.02 per ADS), including the negative after tax impact from Purchase Price Allocation (PPA) entries of Euro (43) million.

Reported Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2010	2009	(% or pt)	2010	(% or pt)
Revenues	4,074	3,687	10.5%	3,813	6.8%
Gross profit	1,377	1,232	11.8%	1,377	0.0%
in % of revenues	33.8%	33.4%	0.4 pt	36.1%	-2.3 pt
Operating income / (loss)(1)	(11)	(76)	Nm	(45)	Nm
in % of revenues	-0.3%	-2.1%	1.8 pt	-1.2%	0.9 pt
Net income (loss) (Group share)	25	(182)	Nm	(184)	Nm
EPS diluted (in Euro)	0.01	(0.08)	Nm	(0.08)	Nm
E/ADS* diluted (in USD)	0.02	(0.12)	Nm	(0.10)	Nm
Number of diluted shares (million)	2,275.7	2,259.7	0.7%	2,259.8	0.7%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3601 as of September 30, 2010; 1.4630 as of September 30, 2009 and 1.2291 as of June 30, 2010.

ADJUSTED RESULTS

In addition to the reported results, Alcatel-Lucent is providing adjusted results in order to provide meaningful comparable information, which exclude the main non-cash impacts from Purchase Price Allocation (PPA) entries in relation to the Lucent business combination. The third quarter 2010 adjusted2 net profit (group share) was Euro 68 million or Euro 0.03 per diluted share (USD 0.04 per ADS), which includes a restructuring charge of Euro (71) million, a net financial gain of Euro 61 million, an adjusted income tax expense of Euro (6) million and a non controlling interests gain of Euro 21 million.

Adjusted Profit & Loss	Third	Third	% change	Second	% change
Statement	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million except for EPS)	2010	2009	(% or pt)	2010	(% or pt)
Revenues	4,074	3,687	10.5%	3,813	6.8%
Gross profit	1,377	1,232	11.8%	1,377	0.0%
in % of revenues	33.8%	33.4%	0.4 pt	36.1%	-2.3 pt
Operating income / (loss)(1)	61	(11)	Nm	28	Nm
in % of revenues	1.5%	-0.3%	1.8 pt	0.7%	0.8 pt
Net income (loss) (Group share)	68	(143)	Nm	(139)	Nm
EPS diluted (in Euro)	0.03	(0.06)	Nm	(0.06)	Nm
E/ADS* diluted (in USD)	0.04	(0.09)	Nm	(0.08)	Nm
Number of diluted shares (million)	2,640.5	2,259.7	16.9%	2,259.8	16.8%

*E/ADS calculated using the US Federal Reserve Bank of New York noon Euro/dollar buying rate of USD 1.3601 as of September 30, 2010; 1.4630 as of September 30 2009 and 1.2291 as of June 30, 2010.

Key figures

Geographic breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2010	2009	(% or pt)	2010	(% or pt)
North America	1,478	1,215	21.6%	1,489	-0.7%
Asia Pacific	861	728	18.3%	641	34.3%
Europe	1,228	1,231	-0.2%	1,178	4.2%
RoW	507	513	-1.2%	505	0.4%
Total group revenues	4,074	3,687	10.5%	3,813	6.8%

Group breakdown	Third	Third	% change	Second	% change
of revenues	quarter	quarter	y-o-y	quarter	q-o-q
(In Euro million)	2010	2009	(% or pt)	2010	(% or pt)
Networks	2,459	2,231	10.2%	2,304	6.7%
- o/w IP	366	283	29.3%	318	15.1%
- o/w Optics	651	706	-7.8%	622	4.7%
- o/w Wireless	1,068	860	24.2%	1,021	4.6%
- o/w Wireline	396	404	-2.0%	366	8.2%
- o/w eliminations	(22)	(22)	Nm	(23)	Nm
Applications	499	473	5.5%	489	2.0%
- o/w Enterprise Applications	299	279	7.2%	305	-2.0%
- o/w Networks Applications	206	199	3.5%	188	9.6%
- o/w eliminations	(6)	(5)	Nm	(4)	Nm
Services	948	869	9.1%	883	7.4%
Other & eliminations	168	114	Nm	137	Nm
Total group revenues	4,074	3,687	10.5%	3,813	6.8%

Breakdown of group	Third	Third	% change	Second	% change
operating income (1) (loss)	quarter	quarter	y-o-y	quarter	q-o-q
(in Euro million)	2010	2009	(% or pt)	2010	(% or pt)
Networks	31	(26)	Nm	55	Nm
In % of revenues	1.3%	-1.2%	2.4 pt	2.4%	-1.1 pt
Applications	15	0	Nm	(17)	Nm
In % of revenues	3.0%	0.0%	3.0 pt	-3.5%	6.5 pt
Services	28	38	Nm	19	Nm
In % of revenues	3.0%	4.4%	-1.4 pt	2.2%	0.8 pt
Other & eliminations	(13)	(23)	Nm	(29)	Nm
Total group op. income (loss)	61	(11)	Nm	28	Nm

Cash Flow highlights	Third quarter	Second quarter	Third quarter
(In Euro million )	2010	2010	2009
Net (debt)/cash at beginning of period	107	512	28
Adjusted operating income / (loss)	61	28	(11)
Depreciation & Amort; OP non cash; other	275	66	197
Op. Cash Flow before change in WCR*	336	94	186
Change in operating WCR	(82)	(202)	430
Change in other working capital	(61)	50	123
Operating Cash Flow (3)	193	(58)	739
Interest	(92)	(45)	(41)
Taxes	(61)	(46)	(20)
Cash contribution to pension & OPEB	(56)	(64)	(37)
Restructuring cash outlays	(73)	(76)	(122)
Cash flow from operating activities	(89)	(289)	519
Capital expenditures (incl. R&D cap.)	(184)	(146)	(157)
Free Cash Flow	(273)	(435)	362
Discontinued, Cash from financing & Forex	(24)	30	202
Change in net(debt)/cash position	(297)	(405)	564
Net (debt)/cash at end of period	(190)	107	592

* Before changes in working capital, interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

Statement of position - Assets	Sept 30,	June 30,	Sept 30,
(In Euro million)	2010	2010	2009
Total non-current assets	12,045	12,902	11,892
of which Goodwill & intangible assets, net	6,407	6,937	6,378
of which Prepaid pension costs	2,803	2,902	2,559
of which Other non-current assets	2,835	3,063	2,955
Total current assets	11,908	12,566	12,569
of which OWC assets	5,978	6,210	5,753
of which other current assets	1,506	1,515	1,537
of which marketable securities, cash & cash equivalents	4,424	4,841	5,279
Total assets	23,953	25,468	24,461

Statement of position - Liabilities and equity	Sept 30,	June 30,	Sept 30,
(In Euro million)	2010	2010	2009
Total equity	3,008	3,148	4,140
of which attributable to the equity owners of the parent	2,377	2,473	3,603
of which non controlling interests	631	675	537
Total non-current liabilities	10,928	11,828	10,941
of which pensions and other post-retirement benefits	6,014	6,596	5,465
of which long term debt	3,540	3,771	4,141
of which other non-current liabilities	1,374	1,461	1,335
Total current liabilities	10,017	10,492	9,380
of which provisions	1,969	2,265	2,074
of which short term debt	1,146	1,040	622
of which OWC liabilities	5,088	5,250	4,588
of which other current liabilities	1,814	1,937	2,096
Total liabilities and shareholder's equity	23,953	25,468	24,461

BUSINESS COMMENTARY

NETWORKS

For the third quarter 2010, revenues for the Networks segment were Euro 2.459 billion, an increase of 10.2% compared to Euro 2.231 billion in the year-ago quarter and an increase of 6.7% compared to Euro 2.304 billion in the second quarter 2010. At constant currency exchange rates, Networks revenues increased 1.8% year-over-year and rose 6.5% sequentially. The segment posted an adjusted2 operating1 profit of Euro 31 million or an operating margin of 1.3% compared to an adjusted2 operating1 loss of Euro (26) million or a margin of (1.2)% in the year ago period.

Key highlights:

•

Revenues for the IP division were Euro 366 million, with year-over-year growth accelerating sharply from 11% in the second quarter to 29.3% in the third quarter, driven by growth in excess of 30% in IP/MPLS service routing.  During the quarter, Alcatel-Lucent completed a live demonstration of 100Gigabit service routing for China Telecom, and its IP/MPLS solutions were selected by Portugal Telecom to expand its network and enable the implementation of 100G technology, and by Bouygues Telecom in mobile backhaul.  Underscoring our growing strength in mobile backhaul and the industry’s move to LTE and wireless IP, a new report from Infonetics Research named Alcatel-Lucent as the market leader in the fast growing Ethernet cell site gateways/routers market. The company also announced significant enhancements to its mobile backhaul portfolio, including a new Service Aggregation Router and integrated network management across IP and microwave backhaul.   Also included in the IP division is the Velocix portfolio of content delivery technology.  Alcatel-Lucent announced that it will build a new content delivery network for the UK’s TalkTalk Group as well as a content delivery solution for New Zealand’s Orcon.  It also announced a strategic alliance program with 12 initial members to accelerate the global development of service provider “on-net” content delivery networks.

•

Revenues for the Optics division were Euro 651 million, a decrease of 7.8% from the year ago quarter, as renewed growth in terrestrial optics was offset by a decline in our submarine business. Terrestrial optics returned to growth in the third quarter, increasing at a single digit rate after a first-half double-digit decline. The growth in terrestrial optics was widespread. The ongoing strong recovery in our WDM segment continued, reflecting the success of our new platform and growing market demand, and the traction of our next-generation terrestrial optics and microwave portfolio helped drive renewed growth in our intelligent optical networks and wireless transmission segments, both of which turned up after first-half declines. Korea’s SK Telecom selected our packet optical transport solution to upgrade its mobile backhaul network, and our Converged Backbone Transformation (CBT) solution, which features tight integration across IP and optical domains, was selected by Mostelecom in Russia and Indonesia’s TELKOM.  Our integrated 100G IP and Optical solution was also featured in a demonstration with Australia’s Nextgen Networks.  Following market trends, the submarine business declined at a double-digit rate, but recent contract wins drove very strong order uptake and new awards, including eFive Telecoms and a WACS extension in the third quarter, confirmed the positive business perspective.

•

Revenues for the Wireless division were Euro 1.068 billion, an increase of 24.2% from the year ago quarter. Strong growth took place across the wireless portfolio, with double-digit gains from the year-ago quarter in our WCDMA, GSM and CDMA businesses. Growth was particularly strong in North America, reflecting spending to accommodate data traffic growth, and in Asia-Pacific to accommodate subscriber growth. We also announced an end-to-end LTE trial with Chunghwa Telecom in Taiwan, a live LTE market pilot with VimpelCom in Kazakhstan in the 700MHz band and we completed the world’s first call over an LTE network operating within public safety broadband spectrum.  In CDMA, we were selected by China Telecom to upgrade their CDMA network with our converged RAN (radio access network) solution and to deploy the first CDMA Push-To-Talk service in China. Mobile operator Etisalat Sri Lanka awarded Alcatel-Lucent a contract to upgrade its GSM/EDGE network and to deploy a 3G HSPA+ network, including a full end-to-end IP transport solution.  Alcatel-Lucent also announced that it is involved in 20+ ongoing trials of its femto/small cell solution, with 14 commercial deployment agreements (including Vodafone in the UK), 12 of which were won in the last three months.

•

Revenues for the Wireline division were Euro 396 million, a decrease of 2.0% from the year-ago quarter.  The deterioration in Wireline has slowed significantly after a first-quarter year-over-year decline in excess of 20%, with consecutive sequential increases in Q2 and Q3 that total more than 30%.  Spending for legacy TDM switching is still declining, but in the third quarter that decline was offset by an increase in overall broadband access – including ADSL, VDSL, GPON and home networking – with a particularly strong increase in home networking.  During the quarter EPB Fiber of Chattanooga announced the only 1 Gigabit/second broadband service in the United States for residential and business customers, with a similar 1Gbps service launched earlier in the quarter by Hong Kong Broadband – both powered by Alcatel-Lucent GPON technology. Alcatel-Lucent was also selected by Vietnam Posts & Telecommunications to deploy an end-to-end IMS network. Underscoring the company’s technological leadership position in GPON, Verizon announced it had successfully completed the world’s first field trial of symmetrical 10 Gbps GPON using a prototype system developed by Alcatel-Lucent that will also be used by Portugal Telecom in Europe’s first trial of 10G GPON. The company also announced that TDC, the incumbent operator in Denmark, will deploy the latest release of the Alcatel-Lucent Intelligent Services Access Manager (ISAM), which has been enhanced to support a mix of copper- and fiber-based access technologies – including GPON, point-to-point fiber, xDSL and VDSL2 technologies – from a single platform.

•

The improvement in adjusted2 operating1 margin over the year-ago quarter reflects the positive impact of higher overall volumes and ongoing initiatives to reduce costs and expenses, with a particularly strong contribution from the IP division.  Sequentially, the positive impact of higher volumes was offset by unfavorable shifts in product and geographic sales mix.

APPLICATIONS

For the third quarter 2010, revenues for the Applications segment were Euro 499 million, an increase of 5.5% compared to Euro 473 million in the year-ago quarter and an increase of 2% compared to Euro 489 million in the second quarter 2010. At constant currency exchange rates, Applications revenues decreased 0.8% year-over-year and increased 2.5% sequentially. The segment posted an adjusted2 operating1 profit of Euro 15 million or an operating margin of 3% compared to breakeven adjusted2 operating1 income a year ago.

Key highlights

•

Network applications revenues of Euro 206 million increased 3.5% from the year-ago period in the third quarter and were up almost 10% sequentially. Growth was driven largely by the same segments that registered strong growth in the first half, including Digital Media & Advertising, Applications Professional Services (i.e., software customization), and Applications Maintenance. Partially offsetting those gains were declines in spending for our Motive solution (remote customer management) and for some legacy applications, including messaging. The new portfolio of network applications continued to gain traction.  In the area of digital media delivery Alcatel-Lucent deployed its Digital Media Store for Canada’s Telus, in mobile commerce it will team with Voice Commerce to provide payment and mobile money services to mobile operators through Alcatel-Lucent’s Mobile Wallet Service, and we announced a partnership with Etisalat to launch a mobile advertising service in the UAE.

•

The recovery in our Enterprise applications business continued in the third quarter, with revenues of Euro 299 million increasing 7.2% over the year-ago quarter.  After falling in the first half, voice telephony revenues increased at a low single-digit rate, reflecting gains in the medium-large enterprise segment, while growth in both data networking and Genesys, our contact center software business, picked up from their first half rates. Data networking was particularly strong, with year-over-year growth in excess of 20%.  The company announced this quarter a new 10 Gigabit Ethernet switch for enterprise core networks.

•

The improvement in adjusted2 operating1 margin in the Applications segment reflects a particularly strong contribution from the Enterprise business.

•

The company acquired OpenPlug, a provider of cross-platform mobile software development tools.  Through this acquisition, Alcatel-Lucent adds to its integrated suite of developer tools a platform where applications can be made readily available on diverse operating systems, across a broader universe of mobile devices and in more service provider stores. This is the second acquisition Alcatel-Lucent has made in recent months to expand and enhance the application ecosystem, thus advancing the company’s Application Enablement strategy.

SERVICES

For the third quarter 2010, revenues for the Services segment were Euro 948 million, an increase of 9.1% compared to Euro 869 million in the year-ago quarter and an increase of 7.4% compared to Euro 883 million in the second quarter 2010. At constant currency exchange rates, Services revenues increased 1.8% year-over-year and increased 7.7% sequentially. The segment posted an adjusted2 operating profit1 of Euro 28 million or 3.0% of revenues compared to Euro 38 million or 4.4% in the year ago quarter.

Key highlights:

•

Managed and Outsourcing Solutions revenue returned to growth in the third quarter, with a double-digit increase driven by new contract roll-outs and the expansion of existing projects, largely in EMEA and Asia-Pacific.

•

The Network and System Integration business also picked up significantly in the third quarter after a flat first half. Revenue increased at a double-digit rate, paced by gains in OSS/BSS, multi-screen and video integration, with particularly strong results in EMEA and the Americas. Order intake enjoyed a second consecutive quarter of double-digit year-over-year growth.

•

Growth in the Americas and Asia Pacific offset weakness in Europe to drive strong revenue growth in the Network Build and Implementation (NBI) business after a weak first half.  NBI is focused on civil works.

•

First-half revenue trends in the maintenance business continued in the third quarter, as strong growth in multi-vendor maintenance, particularly in the Americas, was offset by lower revenues from the maintenance of Alcatel-Lucent products, particularly in EMEA.

•

The strategic industries sector (defined to include transportation, energy, smart communities and defense) continued as a source of strong year-over-year double-digit services revenue growth in the third quarter and included a contract with the Berlin-Brandenburg International airport to deploy a new communications network that will integrate all voice and data communications, as well as security-related applications.

•

Adjusted operating margin in the Services segment was weaker than the year ago quarter as the negative impact of changes in revenue mix offset the positive impacts of our cost-cutting initiatives, but it improved from the second quarter.

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Alcatel-Lucent will host a press and analyst conference at its headquarters at 1:00 p.m. CET which can be followed through audio webcast at http://www.alcatel-lucent.com/3q2010

Notes

Adjusted and reported figures are unaudited. Reported figures have been subject to a limited review and the report is in the process of being issued.

1-

Operating income (loss) is the Income (loss) from operating activities before restructuring costs, impairment of assets, gain (loss) on disposals of consolidated entities, litigations and post-retirement benefit plan amendments.

2-

“Adjusted” refers to the fact that it excludes the main impacts from Lucent’s purchase price allocation (See next page for detailed information).

3-

“Operating cash flow” is defined as cash flow after changes in working capital and before interest/tax paid, restructuring cash outlay and pension & OPEB cash outlay

2011 Upcoming events

February 11, 2011: fourth quarter and full year 2010 results

About Alcatel-Lucent

Alcatel-Lucent (Euronext Paris and NYSE: ALU) is the trusted transformation partner of service providers, enterprises, strategic industries such as defense, energy, healthcare, transportation,  and governments worldwide, providing solutions to deliver voice, data and video communication services to end-users. A leader in fixed, mobile and converged broadband networking, IP technologies, applications and services, Alcatel-Lucent leverages the unrivalled technical and scientific expertise of Bell Labs, one of the largest innovation powerhouses in the communications industry. With operations in more than 130 countries and the most experienced global services organization in the industry, Alcatel-Lucent is a local partner with a global reach. Alcatel-Lucent achieved revenues of Euro 15.2 billion in 2009 and is incorporated in France, with executive offices located in Paris. For more information, visit Alcatel-Lucent on the Internet: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow us on Twitter: http://twitter.com/Alcatel_Lucent.

Alcatel-Lucent Press Contacts

Régine Coqueran	Tel: + 33 (0)1 40 76 49 24	regine.coqueran@alcatel-lucent.com
Peter Benedict	Tel: + 33 (0)1 40 76 50 84	pbenedict@alcatel-lucent.com
Alix Cavallari	Tel: + 33 (0)1 40 76 16 58	Alix.cavallari@alcatel-lucent.com

Alcatel-Lucent Investor Relations

Frank Maccary	Tel: + 33 (0)1 40 76 12 11	frank.maccary@alcatel-lucent.com
Tom Bevilacqua	Tel: + 1 908 582 79 98	bevilacqua@alcatel-lucent.com
Constance de Cambiaire	Tel: + 33 (0)1 40 76 10 13	Constance.De_Cambiaire@alcatel-lucent.com
Don Sweeney	Tel: + 1 908 582 6153	dsweeney@alcatel-lucent.com

SAFE HARBOR FOR FORWARD LOOKING STATEMENTS

Except for historical information, all other information in this presentation consists of forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995, as amended. These forward looking statements include statements regarding the future financial and operating results of Alcatel-Lucent such as, for example, an adjusted operating margin in the low to mid single-digit (between 1% and 5%) for 2010. Words such as “expects,” “anticipates,” “guidance,” “targets,” “projects,” “intends," “plans,” “believes,” “estimates,” “aim,” “goal,” “outlook,” momentum,” “continue,” variations of such words and similar expressions are intended to identify such forward-looking statements which are not statements of historical facts. These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to assess. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. These risks and uncertainties are based upon a number of important factors including, among others: our ability to operate effectively in a highly competitive industry with many participants; our ability to keep pace with technological advances and correctly identify and invest in the technologies that become commercially accepted; difficulties and delays in our ability to execute on our strategic plan to adjust our product portfolio by boosting investment in certain segments and reducing spending in others, co-source certain business processes, focus on cash, and reduce costs; fluctuations in the telecommunications market; exposure to the pricing pressures in the regions in which we sell; the pricing, cost and other risks inherent in long-term sales agreements; exposure to the credit risk of customers; reliance on a limited number of contract manufacturers to supply products we sell and in particular to source components in a tight market; the social, political and economic risks of our global operations; the costs and risks associated with pension and postretirement benefit obligations; the complexity of products sold; changes to existing regulations or technical standards; existing and future litigation; difficulties and costs in protecting intellectual property rights and exposure to infringement claims by others; compliance with environmental, health and safety laws; the economic situation in general (including exchange rate fluctuations) and uncertainties in Alcatel-Lucent’s customers’ businesses in particular; customer demand for Alcatel-Lucent’s products and services; control of costs and expenses; international growth; conditions and growth rates in the telecommunications industry; and the impact of each of these factors on sales and income. For a more complete list and description of such risks and uncertainties, refer to Alcatel-Lucent's Annual Report on Form 20-F for the year ended December 31, 2009, as well as other filings by Alcatel-Lucent with the US Securities and Exchange Commission. Except as required under the US federal securities laws and the rules and regulations of the US Securities and Exchange Commission, Alcatel-Lucent disclaims any intention or obligation to update any forward-looking statements after the distribution of this presentation, whether as a result of new information, future events, developments, changes in assumptions or otherwise.

ADJUSTED PROFORMA RESULTS

In Euro million except for EPS	Q1-2010			Q2-2010			Q3-2010			9 months ended Sept. 30, 2010
(unaudited)	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted	Reported	PPA	Adjusted

Revenues	3,247		3,247	3,813		3,813	4,074	0	4,074	11,134		11,134
Cost of sales (a)	(2,189)		(2,189)	(2,436)		(2,436)	(2,697)	0	(2,697)	(7,322)		(7,322)

Gross Profit	1,058	0	1,058	1,377	0	1,377	1,377	0	1,377	3,812	0	3,812

Administrative and selling expenses (b)	(696)	30	(666)	(751)	32	(719)	(718)	31	(687)	(2,165)	93	(2,072)
Research and Development costs (c)	(625)	38	(587)	(671)	41	(630)	(670)	41	(629)	(1,966)	120	(1,846)

Operating income (loss) (1)	(263)	68	(195)	(45)	73	28	(11)	72	61	(319)	213	(106)

Restructuring costs	(134)		(134)	(110)		(110)	(71)	0	(71)	(315)		(315)
Impairment of assets			0	0		0	0	0	0	0		0
Post-retirement benefit plan amendment			0	0		0	30	0	30	30		30
Litigations	(6)		(6)	(10)		(10)	10	0	10	(6)		(6)
Gain/(los) on disposal of consolidated entities	(3)		(3)	0		0	0	0	0	(3)		(3)

Income (loss) from operating activities	(406)	68	(338)	(165)	73	(92)	(42)	72	30	(613)	213	(400)

Financial result (net)	(46)	0	(46)	(17)	0	(17)	61	0	61	(2)		(2)

Share in net income(losses) of equity affiliates	1		1	7		7	4	0	4	12		12
Income tax benefit (expense) (d)	(47)	(26)	(73)	(4)	(28)	(32)	23	(29)	(6)	(28)	(83)	(111)

Income (loss) from continuing operations	(498)	42	(456)	(179)	45	(134)	46	43	89	(631)	130	(501)

Income (loss) from discontinued activities	(9)		(9)	(4)	0	(4)	0	0	0	(13)		(13)

Net Income (loss)	(507)	42	(465)	(183)	45	(138)	46	43	89	(644)	130	(514)

of which : Equity owners of the parent	(515)	42	(473)	(184)	45	(139)	25	43	68	(674)	130	(544)
Non-controlling interests	8		8	1		1	21	0	21	30		30

Earnings per share : basic	(0.23)		(0.21)	(0.08)		(0.06)	0.01		0.03	(0.30)		(0.24)
Earnings per share : diluted	(0.23)		(0.21)	(0.08)		(0.06)	0.01		0.03	(0.30)		(0.24)

(1) Income (loss) from operating activities before restructuring costs, impairment of assets, gain / (loss) on disposal of consolidated entities, litigations and post-retirement benefit plan amendment
Corresponds to the measure of operating income (loss) of the segments (refer to note 4 of the consolidated financial statements at September 30, 2010).
PPA : Purchase Price Allocation entries related to Lucent business combination
Nature of PPA - non cash amortization charges included in Reported Accounts but excluded from Adjusted Accounts (cf. Note 3 to our Consolidated Financial Statements as of December 31, 2009)
These impacts are non recurring due to the different amortization periods depending of the nature of the adjustments, as indicated herefater.
(a) Depreciation of the reevaluation to fair value of productive tangible assets
(b) Amortization of intangibles assets - long term customer relationship (5-8 years)
(c) Amortization of intangibles assets : Acquired technologies (5-10 years) and In Process R&D (5-7 years)
(d) Normative tax impact at 39% on above PPA adjustments excluding goodwill impairment

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcatel-Lucent

Date: November 4 , 2010	By:	/s/ Paul Tufano
Paul Tufano
Chief Financial Officer